

June 15, 2015

<u>Via E-mail</u>
William E. Siwek
Chief Financial Officer
TPI Composites, Inc.
8501 N. Scottsdale Rd.
Gainey Center II, Suite 280
Scottsdale, AZ 85253

>   **Re: TPI Composites, Inc.**
>   **Amendment No. 2 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted May 28, 2015**
>   **CIK No. 0001455684**

Dear Mr. Siwek:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Global Wind Energy Market, page 2</u>

1.   We note your response to prior comment 3. If 2014 revenue for the wind industry that you cite is a forecast rather than a historical amount, please make this clear in your registration statement.

<u>Management's Discussion and Analysis, page 54</u>

2.   We note your response to prior comment 4. If your disclosure reflects your calculations and assumptions based on information in the MAKE report, please revise to remove the implication that you are citing MAKE's conclusions.

Liquidity and Capital Resources, page 74

3.   Please expand your response to prior comment 6 to disclose that your lender is the Bank of China.

GE Wind, page 104

4.   We note your response to prior comment 8; however, please provide the approximate dollar amount involved in each agreement for the required period in Instruction 1 to Item 404 of Regulation S-K or, if shorter, for the period the agreement has been in effect. Also, clarify what the early termination provision is for each agreement, and if any agreement contains an indebtedness provision, please disclose all information required by Item 404(a)(5) of Regulation S-K.

        You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Associate Chief Accountant, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3528 with any other questions.

                                                Sincerely,

                                                /s/ Amanda Ravitz

                                                Amanda Ravitz
                                                Assistant Director

cc (via e-mail):   Ryan S. Sansom
                     Goodwin Procter LLP